DAVIDSON & COMPANY LLP — Chartered Accountants — A Partnership of Incorporated Professionals

March 31, 2006

British Columbia Securities Commission
PO Box 10142, Pacific Centre
12th Floor, 701 West Georgia Street
Vancouver, BC
V7Y 1L2

Alberta Securities Commission
4th Floor, 300 - 5th Avenue S.W.
Calgary, AB
T2P 3C4
Dear Sirs:

Re: Starfield Resources Inc. (the "Company")
Notice Pursuant to NI 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated March 30, 2006, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

Davidson & Company LLP

DAVIDSON & COMPANY LLP
Chartered Accountants

cc: TSX Venture Exchange